                                                                      Exhibit 12

                                   Conectiv

                      Ratio of Earnings to Fixed Charges
                      ----------------------------------
                            (Dollars in Thousands)


                                     12 Months
                                       Ended                 Year  Ended  December  31,
                                     March 31,  ------------------------------------------------------
                                       2000        1999       1998       1997       1996       1995
                                    ----------  ----------  ---------  ---------  --------  ----------
Income before extraordinary item      $ 97,420    $113,578   $153,201   $101,218  $107,251    $107,546
                                    ----------  ----------  ---------  ---------  --------  ----------

Income taxes                            96,713     105,816    105,817     72,155    78,340      75,540
                                    ----------  ----------  ---------  ---------  --------  ----------

Fixed charges:
   Interest on long-term debt
     including amortization of
     discount, premium and
     expense                           157,695     149,732    133,796     78,350    69,329      65,572
   Other interest                       43,635      37,743     26,199     12,835    12,516      10,353
   Preferred dividend require-
     ments of subsidiaries              19,995      19,894     17,871     10,178    10,326       9,942
                                    ----------  ----------  ---------  ---------  --------  ----------
     Total fixed charges               221,325     207,369    177,866    101,363    92,171      85,867
                                    ----------  ----------  ---------  ---------  --------  ----------

Nonutility capitalized interest         (3,563)     (3,264)    (1,444)      (208)     (311)       (304)
                                    ----------  ----------  ---------  ---------  --------  ----------

Earnings before extraordinary
   item, income taxes, and
   fixed charges                      $411,895    $423,499   $435,440   $274,528  $277,451    $268,649
                                    ==========  ==========  =========  =========  ========  ==========

Total fixed charges shown above       $221,325    $207,369   $177,866   $101,363  $ 92,171    $ 85,867
Increase preferred stock dividend
   requirements of subsidiaries to
   a pre-tax amount                      6,639       6,123      4,901      3,065     6,025       6,243
                                    ----------  ----------  ---------  ---------  --------  ----------

Fixed charges for ratio
   computation                        $227,964    $213,492   $182,767   $104,428  $ 98,196    $ 92,110
                                    ==========  ==========  =========  =========  ========  ==========

Ratio of earnings to fixed charges        1.81        1.98       2.38       2.63      2.83        2.92

For purposes of computing the ratio, earnings are income before extraordinary item plus income taxes and fixed charges, less nonutility capitalized interest. Fixed charges include gross interest expense, the estimated interest component of rentals, and preferred stock dividend requirements of subsidiaries. Preferred stock dividend requirements for purposes of computing the ratio have been increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements.